Law Offices of
Paul, Hastings, Janofsky & Walker LLP
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Telephone (415) 856-7000
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Internet www.paulhastings.com
April 28, 2009
VIA EDGAR [CORRESPONDENCE FILING]
Mr. Christian T. Sandoe
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company File No. 811-21593
Dear Mr. Sandoe:
     On behalf of Kayne Anderson MLP Investment Company (the “Fund”), we offer the following responses to the comments of Christian T. Sandoe of the Commission’s staff received in a telephone call on April 23, 2009 regarding the Fund’s preliminary proxy statement filed with the Commission on April 17, 2009 (the “Proxy Statement”). For your convenience, we have summarized Mr. Sandoe’s comments.
1.	Comment: In the discussion under the heading “Conditions for Selling the Company’s Common Stock at a Net Price Below NAV, Subject to the Gross Price Being Greater than NAV” on page 13 of the Proxy Statement, please clarify that the determination by the Fund’s Independent Directors will be based on a reasonable expectation that the investment(s) to be made with the net proceeds of such issuance will lead to a long-term increase in NAV.

Response: Comment accepted. We revised this section in the manner requested. The section now reads substantially as follows (new text underlined):
3. A majority of the Company’s Independent Directors makes a determination, based on information and a recommendation from KAFA, that they reasonably expect that the investment(s) to be made with the net proceeds of such issuance will lead to a long-term increase in NAV.
* * * * * * * * * *

     We believe that we have addressed fully Mr. Sandoe’s comments regarding the Proxy Statement. We are grateful to your continuing assistance with the review of this Proxy Statement.
     Please direct any inquiries regarding this filing to the undersigned at (415) 856-7007.

Very truly yours, David A. Hearth of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/enclosures) David J. Shladovsky, Esq., Kayne Anderson (w/ enclosures)

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